Exhibit 99-2
                                                                    ------------




                        Makhteshim-Agan Industries Ltd.

                       Consolidated Financial Statements
                                  (Unaudited)
                              As at June 30, 2006
                               (In U.S. Dollars)

                                                 Makhteshim-Agan Industries Ltd.

Financial Statements as at June 30, 2006 (Unaudited)
--------------------------------------------------------------------------------


Contents


                                                                            Page

Auditors' Review Report                                                        2


Unaudited Financial Statements:


Consolidated Balance Sheets                                                    3


Consolidated Statements of Income                                              4


Statements of Changes in Shareholders' Equity                                  5


Consolidated Statements of Cash Flows                                          8


Notes to the Financial Statements                                             12

[GRAPHIC OMITTED]
KPMG

          Somekh Chaikin                             Telephone  972 3  684  8000
          KPMG Millennium Tower                      Fax        972 3  684  8444
          17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
          Tel Aviv 61006 Israel



The Board of Directors
Makhteshim-Agan Industries Ltd.


Dear Sirs,


Review of the unaudited interim consolidated financial statements as at June 30, 2006

At your request, we have reviewed the interim consolidated balance sheet of Makhteshim-Agan Industries Ltd. and its subsidiaries as at June 30, 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain subsidiaries, whose assets constitute 5.8% of the total consolidated assets as at June 30, 2006 and whose revenues constitute 8.5% and 8.3% of the total consolidated revenues for the six-month and three-month periods then ended.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, which included reading the review reports of other auditors as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 6, 2006

               Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.




Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------------------

                                                                                   As at             As at              As at
                                                                                 June 30           June 30        December 31
                                                                                    2006              2005               2005
                                                                          --------------   ---------------    ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          --------------   ---------------    ---------------
                                                                          US $ thousands    US $ thousands     US $ thousands
                                                                          --------------   ---------------    ---------------
Current assets
Cash and cash equivalents                                                       135,942            86,156             71,293
Short-term investments                                                            2,148             2,872              1,269
Trade receivables                                                               417,566           371,892            383,246
Other receivables                                                               117,997            81,130             86,414
Inventories                                                                     569,054           534,048            566,416
                                                                          -------------    --------------     ---------------

                                                                              1,242,707         1,076,098          1,108,638
                                                                          -------------    --------------     ---------------

Long-term investments, loans and receivables
Affiliated companies                                                              2,419                 -                  -
Investment and other debts                                                       24,199            20,899             22,684
                                                                          -------------    --------------     ---------------

                                                                                 26,618            20,899             22,684
                                                                          -------------    --------------     ---------------

Fixed assets
Cost                                                                            934,045           851,801            884,480
Less - accumulated depreciation                                                 443,730           403,991            421,114
                                                                          -------------    --------------     ---------------

                                                                                490,315           447,810            463,366
                                                                          -------------    --------------     ---------------

Other assets and deferred expenses
Cost                                                                            832,507           779,351          * 814,043
Less - accumulated amortization                                                 288,416           249,059            277,462
                                                                          -------------    --------------     ---------------

                                                                                544,091           530,292            536,581
                                                                          -------------    --------------     ---------------

                                                                          -------------    --------------     ---------------

                                                                              2,303,731         2,075,099          2,131,269
                                                                          =============    ==============     ===============





                                                                                              Makhteshim-Agan Industries Ltd.
-----------------------------------------------------------------------------------------------------------------------------

                                                                                   As at             As at              As at
                                                                                 June 30           June 30        December 31
                                                                                    2006              2005               2005
                                                                        ----------------   ---------------    ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                        ----------------   ---------------    ---------------
                                                                          US $ thousands    US $ thousands     US $ thousands
                                                                        ----------------   ---------------    ---------------

Current liabilities
Credit from banks                                                               308,720           174,758            248,038
Trade payables                                                                  357,076           343,677            338,598
Other payables                                                                  282,050         * 221,941          * 201,647
Proposed dividend                                                                28,508            18,300             14,058
                                                                        ---------------    --------------     ---------------

                                                                                976,354           758,676            802,341
                                                                        ---------------    --------------     ---------------

Long-term liabilities
Loans from banks                                                                 48,449            30,182             35,584
Convertible debentures                                                           25,473            50,770             40,479
Other long-term liabilities                                                       6,090             9,810              4,314
Deferred taxes, net                                                              60,305            74,350             59,801
Employee severance benefits, net                                                 30,426            25,649             28,014
                                                                        ---------------    --------------     ---------------

                                                                                170,743           190,761            168,192
                                                                        ---------------    --------------     ---------------

Minority interest                                                                30,083          * 26,634           * 26,549
                                                                        ---------------    --------------     ---------------

Shareholders' equity                                                          1,126,551       * 1,099,028        * 1,134,187
                                                                        ---------------    --------------     ---------------





                                                                        ---------------    --------------     ---------------
                                                                              2,303,731         2,075,099          2,131,269
                                                                        ===============    ==============     ===============


-----------------------------------  --------------------------------  --------------------------------
          Danny Biran                           Shlomo Yanai                      Eli Assraf
Chairman of the Board of Directors         Chief Executive Officer         Chief Financial Officer

Date of approval of the financial statements:  August 6, 2006

*  Restated - See Note 1B(4)

The accompanying notes are an integral part of the financial statements.





                                                                                               Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------



                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                    ---------------------------------  -----------------------------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                    ---------------  ----------------  -----------------  ----------------  ----------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                    ---------------  ----------------  -----------------  ----------------  ----------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                    ---------------  ----------------  -----------------  ----------------  ----------------

Revenues                                   955,868            933,512           462,002           416,538          1,740,717
Cost of sales                              614,282            563,188           298,572           251,295          1,059,715
                                    --------------   ----------------  ----------------   ----------------  ----------------

Gross profit                               341,586            370,324           163,430           165,243            681,002
                                    --------------   ----------------  ----------------   ----------------  ----------------

Expenses

Research and development, net                9,703              9,714             5,047             4,939             20,628
Selling and marketing                      147,874            131,891            72,891            61,094            267,918
General and administrative                  30,499            *33,516            15,552           *13,807            *62,051
                                    --------------   ----------------  ----------------   ----------------  ----------------
                                           188,076            175,121            93,490            79,840            350,597
                                    --------------   ----------------  ----------------   ----------------  ----------------

Operating income                           153,510            195,203            69,940            85,403            330,405

Financing expenses, net                     29,421             17,833            17,691            12,433             34,573
                                    --------------   ----------------  ----------------   ----------------  ----------------
Income before other
 expenses, net                             124,089            177,370            52,249            72,970            295,832
                                    --------------   ----------------  ----------------   ----------------  ----------------

Other expenses, net                         11,768             24,760             4,664            11,344             44,211
                                    --------------   ----------------  ----------------   ----------------  ----------------

Income before taxes on income              112,321          * 152,610            47,585          * 61,626            *251,621

Taxes on income                             11,627             34,821             4,987             8,761             39,952
                                    --------------   ----------------  ----------------   ----------------  ----------------

Income after taxes on income               100,694            117,789            42,598            52,865            211,669

Company equity in earnings
 of affiliated companies                       186                  -               186                 -                  -

Minority interest in earnings
 of subsidiaries, net                      (2,937)            (4,736)           (2,552)           (2,737)            (4,816)
                                    --------------   ----------------  ----------------   ----------------  ----------------

Net income from continuing
 operations                                 97,943           *113,053            40,232           *50,128           *206,853

Cumulative effect as at the
 beginning of the year of
 change in accounting
 method                                          -            (2,025)                 -                 -            (2,025)
                                    --------------   ----------------  ----------------   ----------------  ----------------
Net income                                  97,943           *111,028            40,232           *50,128           *204,828
                                    ==============   ================  ================   ================  ================


                                               US$                US$               US$               US$                US$
                                    --------------   ----------------  ----------------   ----------------  ----------------

Earnings per share
Basic earnings per share                      0.23             **0.27              0.09            **0.12             **0.49
                                    ==============   ================  ================   ================  ================

Fully diluted earnings per
 share                                        0.22               0.24              0.09              0.11               0.44
                                    ==============   ================  ================   ================  ================

*     Restated - see Note 1B(4)
**    Restated - see Note 1B(2)

The accompanying notes are an integral part of the financial statements.




                                                                                                Makhteshim-Agan Industries Ltd.

Statements of Changes in Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      Dividend
                                                                                                                      proposed
                                                                                  Receipts from                  subsequent to
                                                                     Premium on     issuance of        Capital         balance
                                                  Share capital          shares         options       reserves      sheet date
                                                ---------------  --------------  -------------- --------------  --------------
                                                    (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)
                                                ---------------  --------------  -------------- --------------  --------------
                                                  US$ thousands   US$ thousands   US$ thousands  US$ thousands   US$ thousands
                                                ---------------  --------------  -------------- --------------  --------------

Six-month period ended June 30, 2006
Balance as at December 31, 2005                        120,391         589,261               -         (3,715)         23,500
Employee options exercised                                 350            (350)              -              -               -
Conversion of convertible debentures                       756          13,905               -              -               -
Adjustments deriving from translation of
 financial statements of investee companies                  -               -               -         (1,298)              -
Dividend proposed                                            -               -               -              -         (23,500)
Capital reserve in respect of taxes relating to
 employee options                                            -               -               -            752               -
Capital reserve in respect of expenses relating to
 employee options                                            -               -               -            760               -
Self purchase of Company shares                              -               -               -              -               -
Net income                                                   -               -               -              -               -
                                                ---------------  --------------  -------------- --------------  --------------
Balance as at June 30, 2006                            121,497         602,816               -         (3,501)              -
                                                ===============  ==============  ============== ==============  ==============

Six-month period ended June 30, 2005
Balance as at December 31, 2004                        109,258         417,487           3,009         (2,568)         12,700
Options exercised                                          699           7,183            (683)             -               -
Employee options exercised                                 167            (167)              -              -               -
Realization of Company shares held by subsidiary             -           2,324               -              -               -
Conversion of convertible debentures                     6,875         129,388               -              -               -
Adjustments deriving from translation of
 financial statements of investee companies                  -               -               -         (2,560)              -
Dividend proposed                                            -               -               -              -         (12,700)
Dividend proposed subsequent to the
 balance sheet date                                          -               -               -              -          15,000
Net income                                                   -               -               -              -               -
                                                ---------------  --------------  -------------- --------------  --------------
Balance as at June 30, 2005                            116,999         556,215           2,326         (5,128)         15,000
                                                ===============  ==============  ============== ==============  ==============


                                                                          Company
                                                                           shares
                                                                      held by the
                                                       Retained       Company and
                                                       earnings   by a subsidiary          Total
                                                 --------------  ----------------  -------------
                                                    (Unaudited)       (Unaudited)    (Unaudited)
                                                 --------------  ----------------  -------------
                                                  US$ thousands     US$ thousands  US$ thousands
                                                 --------------  ----------------  -------------

Six-month period ended June 30, 2006
Balance as at December 31, 2005                       *480,119         (75,369)      1,134,187
Employee options exercised                                   -               -               -
Conversion of convertible debentures                         -               -          14,661
Adjustments deriving from translation of
 financial statements of investee companies                  -               -          (1,298)
Dividend proposed                                      (28,127)              -         (51,627)
Capital reserve in respect of taxes relating to
 employee options                                            -               -             752
Capital reserve in respect of expenses relating
 to employee options                                         -               -             760
Self purchase of Company shares                              -         (68,827)        (68,827)
Net income                                              97,943               -          97,943
                                                 --------------  ----------------  -------------
Balance as at June 30, 2006                            549,935        (144,196)      1,126,551
                                                 ==============  ================  =============

Six-month period ended June 30, 2005
Balance as at December 31, 2004                      * 345,596         (11,232)        874,250
Options exercised                                            -               -           7,199
Employee options exercised                                   -               -               -
Realization of Company shares held by subsidiary             -           1,524           3,848
Conversion of convertible debentures                         -               -         136,263
Adjustments deriving from translation of
 financial statements of investee companies                  -               -          (2,560)
Dividend proposed                                      (18,300)              -         (31,000)
Dividend proposed subsequent to the
 balance sheet date                                    (15,000)              -               -
Net income                                           * 111,028               -         111,028
                                                 --------------  ----------------  -------------
Balance as at June 30, 2005                            423,324          (9,708)      1,099,028
                                                 ==============  ================  =============


*    Restated - See Note 1B(4).
The accompanying notes are an integral part of the financial statements.




                                                                                                Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Dividend
                                                                                                                      proposed
                                                                                  Receipts from                  subsequent to
                                                                     Premium on     issuance of        Capital         balance
                                                  Share capital          shares         options       reserves      sheet date
                                                ---------------  --------------  -------------- --------------  --------------
                                                    (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)
                                                ---------------  --------------  -------------- --------------  --------------
                                                  US$ thousands   US$ thousands   US$ thousands  US$ thousands   US$ thousands
                                                ---------------  --------------  -------------- --------------  --------------

Three-month period ended June 30, 2006
Balance as at March 31, 2005                           121,315         601,701               -         (3,589)         28,508
Employee options exercised                                  84             (84)              -              -               -
Conversion of convertible debentures                        98           1,199               -              -               -
Adjustments deriving from translation of
 financial statements of investee companies                  -               -               -           (862)              -
Dividend proposed                                            -               -               -              -         (28,508)
Capital reserve in respect of taxes relating
 to employee options                                         -               -               -            331               -
Capital reserve in respect of expenses
 relating to employee options                                -               -               -            619               -
Self purchase of Company shares                              -               -               -              -               -
Net income                                                   -               -               -              -               -
                                                ---------------  --------------  -------------- --------------  --------------
Balance as at June 30, 2006                            121,497         602,816               -         (3,501)              -
                                                ===============  ==============  ============== ==============  ==============

Three-month period ended June 30, 2005
Balance as at March 31, 2005                           110,703         437,501           2,589         (3,693)         18,300
Options exercised                                          269           2,780            (263)             -               -
Employee options exercised                                  81             (81)              -              -               -
Conversion of convertible debentures                     5,946         116,015               -              -               -
Adjustments deriving from translation of
 financial statements of investee companies                  -               -               -         (1,435)              -
Dividend proposed                                            -               -               -              -         (18,300)
Dividend proposed subsequent to the
 balance sheet date                                          -               -               -              -          15,000
Net income                                                   -               -               -              -               -
                                                ---------------  --------------  -------------- --------------  --------------
Balance as at June 30, 2005                            116,999         556,215           2,326         (5,128)         15,000
                                                ===============  ==============  ============== ==============  ==============


                                                                          Company
                                                                           shares
                                                                      held by the
                                                       Retained       Company and
                                                       earnings   by a subsidiary          Total
                                                 --------------  ----------------  -------------
                                                    (Unaudited)       (Unaudited)    (Unaudited)
                                                 --------------  ----------------  -------------
                                                  US$ thousands     US$ thousands  US$ thousands
                                                 --------------  ----------------  -------------

Three-month period ended June 30, 2006
Balance as at March 31, 2005                           509,447        (116,885)      1,140,497
Employee options exercised                                   -               -               -
Conversion of convertible debentures                         -               -           1,297
Adjustments deriving from translation of
 financial statements of investee companies                  -               -            (862)
Dividend proposed                                          256               -         (28,252)
Capital reserve in respect of taxes relating
 to employee options                                         -               -             331
Capital reserve in respect of expenses
 relating to employee options                                -               -             619
Self purchase of Company shares                              -         (27,311)        (27,311)
Net income                                              40,232               -          40,232
                                                 --------------  ----------------  -------------
Balance as at June 30, 2006                            549,935        (144,196)      1,126,551
                                                 ==============  ================  =============

Three-month period ended June 30, 2005
Balance as at March 31, 2005                         * 388,196          (9,708)        943,888
Options exercised                                            -               -           2,786
Employee options exercised                                   -               -               -
Conversion of convertible debentures                         -               -         121,961
Adjustments deriving from translation of
 financial statements of investee companies                  -               -          (1,435)
Dividend proposed                                            -               -         (18,300)
Dividend proposed subsequent to the
 balance sheet date                                    (15,000)              -               -
Net income                                            * 50,128               -          50,128
                                                 --------------  ----------------  -------------
Balance as at June 30, 2005                            423,324          (9,708)      1,099,028
                                                 ==============  ================  =============

*    Restated - See Note 1B(4).
The accompanying notes are an integral part of the financial statements.




                                                                                                  Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Dividend
                                                                                                                      proposed
                                                                                  Receipts from                  subsequent to
                                                                     Premium on     issuance of        Capital         balance
                                                  Share capital          shares         options       reserves      sheet date
                                                ---------------  --------------  -------------- --------------  --------------
                                                      (Audited)       (Audited)       (Audited)      (Audited)       (Audited)
                                                ---------------  --------------  -------------- --------------  --------------
                                                  US$ thousands   US$ thousands   US$ thousands  US$ thousands   US$ thousands
                                                ---------------  --------------  -------------- --------------  --------------

Year ended December 31, 2005
Balance as at December 31, 2004                        109,258         417,487           3,009         (2,568)         12,700
Employee options exercised                                 416            (416)              -              -               -
Conversion of convertible debentures
 into shares                                             7,807         138,852               -              -               -
Options exercised                                        2,910          31,014          (3,009)             -               -
Adjustments deriving from translation of
 financial statements of investee companies                  -               -               -         (2,701)              -
Realization of Company shares held by a
 subsidiary                                                  -           2,324               -              -               -
Self purchase of Company shares                              -               -               -              -               -
Tax benefit from options to employees                        -               -               -          1,554               -
Dividend                                                     -               -               -              -         (12,700)
Dividend proposed subsequent to the balance
 sheet date                                                  -               -               -              -          23,500
Net income for the year ended December 31, 2005              -               -               -              -               -
                                                ---------------  --------------  -------------- --------------  --------------
Balance as at December 31, 2005                        120,391         589,261               -         (3,715)         23,500
                                                ---------------  --------------  -------------- --------------  --------------



                                                                   Company shares
                                                                      held by the
                                                       Retained    Company and by
                                                       earnings      a subsidiary         Total
                                                 --------------    --------------   ------------
                                                      (Audited)         (Audited)      (Audited)
                                                 --------------    --------------   ------------
                                                  US$ thousands     US$ thousands  US$ thousands
                                                 --------------    --------------  -------------

Year ended December 31, 2005
Balance as at December 31, 2004                      * 345,596           (11,232)       874,250
Employee options exercised                                   -                 -              -
Conversion of convertible debentures
 into shares                                                 -                 -        146,659
Options exercised                                            -                 -         30,915
Adjustments deriving from translation of
 financial statements of investee companies                  -                 -         (2,701)
Realization of Company shares held by a
 subsidiary                                                  -             1,524          3,848
Self purchase of Company shares                              -           (65,661)       (65,661)
Tax benefit from options to employees                        -                 -          1,554
Dividend                                               (46,805)                -        (59,505)
Dividend proposed subsequent to the balance
 sheet date                                            (23,500)                -              -
Net income for the year ended December 31, 2005      * 204,828                 -        204,828
                                                 --------------    --------------  -------------
Balance as at December 31, 2005                        480,119         (75,369)       1,134,187
                                                 --------------    --------------  -------------


*    Restated - See Note 1B(4).


The accompanying notes are an integral part of the financial statements.




                                                                                                  Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------

Cash flows generated by
 operating activities:
Net income                                   97,943         * 111,028             40,232          * 50,128          *204,828
Adjustments to reconcile net income
 income to net cash flows generated
 by operating activities (see A.
 below)                                     100,024          * 34,064            159,547          * 82,584          *(21,670)
                                     --------------    --------------     --------------    --------------    --------------
Net cash inflow generated by
 operating activities                       197,967           145,092            199,779           132,712           183,158
                                     --------------    --------------     --------------    --------------    --------------
Cash flows generated by
 investing activities:
Acquisition of fixed assets                 (39,587)          (26,559)           (22,722)          (12,273)          (50,415)
Investment grant received                         -                 -                  -                 -             1,226
Investment in affiliated companies           (2,243)                -               (143)                -                 -
Additions to other assets and
 deferred expenses, net                     (26,004)          (14,994)           (15,904)          (10,453)          (38,270)
Short-term investments, net                    (834)           (1,309)              (834)           (1,659)              194
Proceeds from disposal of fixed and
 other assets                                   148               163                 59                94               334
Proceeds from sale of investments in
 former subsidiaries (see C. below)           6,047                 -              6,047                 -                 -
Other long-term investments                  (2,395)                -                  -                 -                 -
Investments in newly consolidated
 companies and operations (see B.
 below)                                     (25,453)           (3,598)           (25,453)           (3,598)           (8,882)
Acquisition of minority interest
 in subsidiaries                             (2,406)             (970)            (2,406)                -              (970)
                                     --------------    --------------     --------------    --------------    --------------
Net cash outflow generated by
 investing activities                       (92,727)          (47,267)           (61,356)          (27,889)          (96,783)
                                     --------------    --------------     --------------    --------------    --------------
Cash flows generated by
 financing activities:
Receipt of long-term loans
 from banks                                  15,000               663             15,000               663             3,846
Repayment of long-term loans from
 banks and others                           (19,780)          (64,004)           (15,262)          (54,267)          (85,075)
Self purchase of Company shares             (68,827)                -            (27,311)                -           (65,661)
Increase (decrease) in short-term
 credit from banks, net                      70,964            28,004            (24,312)          (11,491)          119,457
Proceeds from exercise of options                 -             7,199                  -             2,786            30,915
Dividend to shareholders                    (37,176)          (23,900)           (23,003)          (12,700)          (56,647)
Dividend to minority shareholders
 in subsidiaries                               (772)             (108)              (420)             (108)           (2,394)
                                     --------------    --------------     --------------    --------------    --------------
Net cash outflow generated by
 financing activities                       (40,591)          (52,146)           (75,308)          (75,117)          (55,559)
                                     --------------    --------------     --------------    --------------    --------------
Increase in cash and cash
 equivalents                                 64,649            45,679             63,115            29,706            30,816

Cash and cash equivalents at
 beginning of period                         71,293            40,477             72,827            56,450            40,477
                                     --------------    --------------     --------------    --------------    --------------
Cash and cash equivalents at end
 of the period                              135,942            86,156            135,942            86,156            71,293
                                     ==============    ==============     ==============    ==============    ==============

*  Restated - See Note 1B(4).


The accompanying notes are an integral part of the financial statements.




                                                                                                  Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------

A.   Adjustments to
     reconcile net income
     to net cash flows
     generated by
     operating activities

Revenues and expenses
 not affecting cash flows:

Depreciation and amortization               40,277            48,143             20,097            22,235            95,964
Adjustment of long-term
 liabilities to banks and others               611            (2,771)                 2            (1,468)           (1,127)
Minority interest in
 earnings of subsidiaries, net               2,937             4,736              2,552             2,737             4,816
Increase (decrease) in
 employee severance benefits,
 net                                         1,636              (671)             1,863              (818)            1,533
Deferred taxes, net                         (2,271)           17,532               (347)            6,602             7,830
Capital loss on realization
 of fixed and other assets, net                983               960                573               596             1,665
Amortization of discount
 on convertible debentures                     172               282                 87               121               497
Provision for loss with respect
 to options granted to
 employees of subsidiaries                       -               850                  -               711                55
Expenses in respect of
 employee options                              760                 -                619                 -                 -
Capital gain on sale of
 investment in former
 subsidiaries                                 (216)                -               (216)                -                 -
Company equity in earnings
 of affiliated companies                      (186)                -               (186)                -                 -

Changes in operating assets
 and liabilities:

Decrease (increase) in trade
 and other receivables                     (60,397)             (926)            83,799           110,903           (17,076)
Decrease (increase) in
 inventories                                 2,679           (60,237)             8,345           (45,335)          (84,322)
Increase (decrease) in trade
 and other payables                        113,039           *26,166             42,359          *(13,700)         *(31,505)
                                     --------------    --------------     --------------    --------------    --------------
                                           100,024            34,064            159,547            82,584           (21,670)
                                     ==============    ==============     ==============    ==============    ==============

*  Restated - See Note 1B(4).

The accompanying notes are an integral part of the financial statements.




                                                                                                  Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------

B.   Investments in newly
     consolidated companies
     and operations

Working capital (excluding
 cash and cash equivalents)                 (8,035)           (1,597)            (8,035)           (1,639)           (7,158)
Fixed assets                               (13,795)             (223)           (13,795)             (181)           (2,040)
Other assets                                (7,940)           (8,027)            (7,940)                -            (8,027)
Long-term liabilities                        7,750                77              7,750                68             1,240
Goodwill created on
 acquisition                                (7,777)           (2,173)            (7,777)           (2,173)           (5,264)
Realization of Company
 shares held by a subsidiary                     -             3,848                  -                 -             3,848
Payables in respect of
 acquisition of activities                   1,000                 -              1,000                 -                 -
Minority interest                            3,344             4,497              3,344               327             8,519
                                     --------------    --------------     --------------    --------------    --------------
                                           (25,453)           (3,598)           (25,453)           (3,598)           (8,882)
                                     ==============    ==============     ==============    ==============    ==============

C.   Proceeds from sale of
     investment sin former
     subsidiaries

Working capital (excluding
 cash and cash equivalents)                  3,679                 -              3,679                 -                 -
Fixed assets, net                              607                 -                607                 -                 -
Other assets, net                            2,629                 -              2,629                 -                 -
Long-term liabilities                       (1,084)                -             (1,084)                -                 -
Capital gain                                   216                 -                216                 -                 -
                                     --------------    --------------     --------------    --------------    --------------
                                             6,047                 -              6,047                 -                 -
                                     ==============    ==============     ==============    ==============    ==============

D.   Non-cash activities

Acquisition of other assets                      -            12,250                  -               715            22,448
                                     ==============    ==============     ==============    ==============    ==============

Acquisition of fixed assets                      -             4,537                  -             2,490            13,029
                                     ==============    ==============     ==============    ==============    ==============

Acquisition of subsidiary in
 exchange for company shares                     -                 -                  -                 -             3,848
                                     ==============    ==============     ==============    ==============    ==============


The accompanying notes are an integral part of the financial statements.


                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------


Note 1 - Financial Reporting Principles and Accounting Policies

         A.       General

         1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements in accordance with Standard No. 14 of the Israel Accounting Standards Board and with Section D of the Securities Regulations (Immediate and Periodic Reports), 1970.

         2. The accounting policies applied in the preparation of these financial statements are consistent with those applied in the audited financial statements as at December 31, 2005, except for that stated in Section B., below.

         3. These financial statements have been prepared in an abridged form as at June 30, 2006 and for the six and three-month periods then ended. They should be read in conjunction with the annual financial statements as at December 31, 2005 and for the year then ended, and the accompanying notes thereto.

         B.       First-time application of new accounting standards

         (1)      Accounting Standard No. 20 (Amended) "The Accounting Treatment
                  --------------------------------------------------------------
                  of Goodwill and Intangible Assets when Purchasing an Investee
                  --------------------------------------------------------------
                  Company"
                  --------

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 20 (amended) regarding "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee Company" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard provides the accounting treatment with respect to goodwill and intangible assets when purchasing a subsidiary and an investee company that is not a subsidiary, including a jointly controlled company.

                  The main changes provided in the Standard compared with the rules that were applied in the past are: allocation of the excess purchase cost of an investment in an investee company to identifiable intangible assets of the acquired company as well; distinguishing between intangible assets having a defined useful life and intangible assets having an undefined useful life; immediate recognition of income in the statement of income on the purchase date of negative goodwill created on the purchase after offset against intangible assets and non-monetary assets of the investee company; discontinuance of the systematic amortization of positive goodwill and intangible assets having an undefined useful life; to examine impairment in value of goodwill at least once a year.

                  The amount of the systematic amortization of positive goodwill in the six-month and three-month periods ended June 30, 2005 is $ 4 million and $ 2.2 million, respectively. The said goodwill amortization for the year ended December 31, 2005 amounted to $ 9.9 million.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------


Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         B.       First-time application of new accounting standards (cont'd)

         (2)      Accounting Standard No. 21, "Earnings per Share"
                  ------------------------------------------------

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 21, "Earnings per Share" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. Pursuant to the Standard, the Company calculates the amounts of the basic earnings per share with respect to income or loss, as well as the amounts of the basic earnings per share relating to earnings or loss from continuing operations, which relate to the reporting entity's ordinary shareholders. The basic earnings per share are calculated by dividing net income or loss allocable to the reporting entity's ordinary shareholders, by the weighted-average number of ordinary shares outstanding during the period. For purposes of calculating the diluted earnings per share, the Company adjusted the income or loss allocable to the reporting entity's ordinary shareholders and the weighted-average number of ordinary shares outstanding, for the impact of all potentially dilutive ordinary shares. The Company's share in the earnings of investee companies was calculated based on its share in the earnings per share of those companies multiplied by the number of shares held by the Company.

                  According to the Standard's transitional rules, the comparative data for prior periods relating to earnings per share was restated. The impact of the first-time application of the Standard amounted to an increase in basic earnings per share of $ 0.03 and $ 0.02 for the six-month and three-month periods ended June 30, 2005, respectively. The increase in the basic earning per share for the year ended December 31, 2005 amounted to $0.05.

         (3)      Accounting Standard No. 22, "Financial Instruments: Disclosure
                  --------------------------------------------------------------
                  and Presentation"
                  -----------------

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard provides the rules for presentation of financial instruments in the financial statements and details the proper disclosure required in respect thereof. In addition, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity and for classifying the interest, dividends, losses and gains related thereto and the circumstances in which financial assets and financial liabilities are to be offset, and supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities", and Opinion No. 48, "The Accounting Treatment of Options".

                  Pursuant to the Standard, the comparative data will not be restated.

                  The first-time application of the Standard did not have a material impact on the Company's financial position and its results of operations.

         (4)      Accounting Standard No. 24, "Share Based Payments"
                  --------------------------------------------------

                  Commencing January 1, 2006, the Company applies Accounting Standard No. 24, "Share Based Payments" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. Pursuant to the Standard the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled with capital instruments, cash or other assets. Share-based payment transactions wherein goods or services are received, are recognized based on their fair value.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         B.       First-time application of new accounting standards (cont'd)

         (4)      Accounting Standard No. 24, "Share Based Payments" (cont'd)
                  --------------------------------------------------

                  Regarding transactions settled with capital instruments, the Standard applies to grants made after March 15, 2005 that did not fully vest by January 1, 2006. In the same manner, the Standard applies to changes in the terms of transactions settled with capital instruments executed after March 15, 2005, even when the grants regarding which the changes were made were prior to this date. In the financial statements for 2006, the comparative data for 2005 are restated, in order to reflect therein the recording of the expense relating to the said grants.

                  As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the six and three-month periods ended June 30, 2005 and for the year ended December 31, 2005, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with capital instruments of the Company and that were granted after March 15, 2005, and which had not yet vested by December 31, 2005, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in respect of options granted to employees and directors settled in cash.

                  Set forth below is the effect of the changes on the financial statements:



                                                                                         As at June 30, 2005
                                                                         ------------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                         ----------------    ---------------  -----------------
                                                                                                Unaudited
                                                                         ------------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                         ----------------    ---------------   ----------------

                  Other payables                                                221,427                514            221,941
                  Minority interest                                              26,649                (15)            26,634
                  Shareholders' equity                                        1,099,527               (499)         1,099,028



                                                                                       As at December 31, 2005
                                                                         ------------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                         ----------------    ---------------  -----------------
                                                                                                 Audited
                                                                         ------------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                         ----------------    ---------------   ----------------

                  Other assets                                                  535,054              1,527            536,581
                  Other payables                                                197,173              4,474            201,647
                  Minority interest                                              28,586             (2,037)            26,549
                  Shareholders' equity                                        1,135,097               (910)         1,134,187


                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         B.       First-time application of new accounting standards (cont'd)

         (4)      Accounting Standard No. 24, "Share Based Payments" (cont'd)
                  --------------------------------------------------

                                                                                        As at January 1, 2005
                                                                         ------------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                         ----------------    ---------------  -----------------
                                                                                                 Audited
                                                                         ------------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                         ----------------    ---------------   ----------------

                  Shareholders' equity                                          874,495               (245)           874,250


                                                                                For the six months ended June 30, 2005
                                                                         ------------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                         ----------------    ---------------  -----------------
                                                                                                Unaudited
                                                                         ------------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                         ----------------    ---------------   ----------------
                  Administrative and general expenses                            33,262                254             33,516
                  Pre-tax income                                                152,864               (254)           152,610
                  Net income                                                    111,282               (254)           111,028


                                                                               For the three months ended June 30, 2005
                                                                         ------------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                         ----------------    ---------------  -----------------
                                                                                                Unaudited
                                                                         ------------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                         ----------------    ---------------   ----------------

                  Administrative and general expenses                            13,776                 31             13,807
                  Pre-tax income                                                 61,657                (31)            61,626
                  Net income                                                     50,159                (31)            50,128


                                                                                 For the year ended December 31, 2005
                                                                         ------------------------------------------------------
                                                                           As previously         The change       As presented
                                                                                reported                      in the financial
                                                                                                                    statements
                                                                         ----------------    ---------------  -----------------
                                                                                                 Audited
                                                                         ------------------------------------------------------
                                                                          US $ thousands     US $ thousands     US $ thousands
                                                                         ----------------    ---------------   ----------------

                  Administrative and general expenses                            61,386                665             62,051
                  Pre-tax income                                                252,286               (665)           251,621
                  Net income                                                    205,493               (665)           204,828

                                                                              15

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         B.       First-time application of new accounting standards (cont'd)

         (5)      Accounting Standard No. 25, "Revenues"
                  --------------------------------------

                  Commencing from January 1, 2006, the Company applies Accounting Standard No. 25, "Revenues" (hereinafter - "the Standard") of the Israeli Accounting Standards Board. The Standard deals with recognition of revenues from the following three types of transactions: sale of goods, provision of services and use by others of the Company's assets, which generate interest, royalties and dividends, and provides the required accounting treatment (rules for recognition, measurement, presentation and disclosure) regarding these three transaction types.

                  The first-time application of the Standard did not have a material impact on the Company's financial position and its results of operations.


         C. Disclosure of the impact of new accounting standard in the period prior to its application

         In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS) (hereinafter - "the Standard")". The Standard provides that entities that are subject to the Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.

         Initial adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS Standards", for purposes of the transition.

         In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007 the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.

         The Company is examining the impact of the Standard on its financial statements. The Company does not intend to make an early adoption of the IFRS Standards.


         D.       Financial statements in US dollars

         The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar. The dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         D.       Financial statements in US dollars (cont'd)

         Changes in the representative exchange rates of the U.S. dollar and the Consumer Price Index (CPI) are as follows:

                                                                           Exchange rate     Exchange rate      Exchange rate
                                                                            of the U.S.$      of the U.S.$       of the U.S.$
                                                                                  to the            to the             to the
                                                                  CPI                NIS              Euro     Brazilian Real
                                                      ---------------     --------------     -------------     --------------
                                                                    %                  %                 %                  %
                                                      ---------------     --------------     -------------     --------------

         During the six-month period ended:
           June 30, 2006                                        1.55              (3.54)            (6.91)             (7.53)
           June 30, 2005                                        0.50               6.17             12.89             (11.50)

         During the three-month period ended
           June 30, 2006                                        0.97              (4.82)            (4.51)             (0.30)
           June 30, 2005                                        1.10               4.88              7.20             (11.96)

         During the year ended
          December 31, 2005                                     2.39               6.85             15.29              (11.8)

                                                                              17

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------



Note 2 - Segment Information

         A.       Geographical segments according to location of assets

                                         Israel         Latin America         Europe         Adjustments       Consolidated
                                     -------------      -------------     -------------     -------------      -------------
                                      (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)        (Unaudited)
                                     -------------      -------------     -------------     -------------      -------------
                                     US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                     -------------      -------------     -------------     -------------      -------------

         For the six
          months ended
          June 30, 2006
         Segment revenues                   687,992          141,869           183,879           (57,872)           955,868
         Segment results**                  115,989            3,165            29,126              (563)           147,717

         For the six
          months ended
          June 30, 2005
         Segment revenues                   637,874          138,224           210,133           (52,719)           933,512
         Segment results***               * 126,357           15,060            46,014            (2,410)         * 185,201

         For the three
          months ended
          June 30, 2006
         Segment revenues                   346,595           74,318            66,768           (25,679)           462,002
         Segment results**                   56,574            2,965             6,273             1,231             67,043

         For the three
          months ended
          June 30, 2005
         Segment revenues                   293,841           57,580            79,354           (14,237)           416,538
         Segment results***                * 72,408            2,395             9,053            (1,270)          * 82,586

         For the year ended
         December 31, 2005
         Segment revenues                 1,130,495          386,472           333,502          (109,752)         1,740,717
         Segment results***               * 195,173           49,600            67,403            (3,183)         * 308,993

         *        Restated - see Note 1B(4).

         ** Includes amortization of goodwill on the acquisition of products and amortization of other assets arising on the acquisition of subsidiaries.

         *** Includes amortization of goodwill on acquisition of products and amortization of goodwill and other assets arising on acquisition of subsidiaries.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------


Note 2 - Segment Information (cont'd)

B.       Sales by geographic area
                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                      -------------------------------      -------------------------------     -------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2006              2005               2006              2005              2005
                                      -------------     -------------      -------------     -------------     -------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                      -------------     -------------      -------------     -------------     -------------
                                      US$ thousands     US$ thousands      US$ thousands     US$ thousands     US$ thousands
                                      -------------     -------------      -------------     -------------     -------------

         Israel                             63,561            57,918             34,430            29,141           110,163
         Latin America                     166,571           150,288             83,430            72,665           422,777
         Europe                            410,283           444,492            180,405           175,368           700,912
         North America                     205,985           184,779            105,839            89,465           308,798
         Other                             109,468            96,035             57,898            49,899           198,067
                                      -------------     -------------      -------------     -------------     -------------
                                           955,868           933,512            462,002           416,538         1,740,717
                                      =============     =============      =============     =============     =============


Note 3 - Additional Information

        (1) As part of the commitments of the Company and of its subsidiaries under agreements signed in September 2004, regarding a securitization transaction whereby trade receivables were sold to companies in the RaboBank International Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to $ 250 million (June 30, 2005 - $ 205.6 million, December 31, 2005 - $
                 146.5 million).

                 The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is about US$ 250 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

        (2) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions and which was used for repayment of the debts of those customers to Milenia for sales made to them.

                 As at the balance sheet date, the amount of the liability to indemnify is $ 82.7 million (December 31, 2005 - $ 76 million).

        (3) On March 8, 2005, the Company's Board of Directors decided to adopt a new options' plan for officers and employees of the Company and its subsidiaries. Pursuant to the plan, 14,900,000 option warrants exercisable into up to 14,900,000 ordinary shares of the Company of a par value of NIS 1 each were issued on March 14, 2005. Of these, 2,500,000 options were deposited with a trustee for future distributions.

                 On March 8, 2006, the Company's Board of Directors decided to issue the balance of the above-mentioned options to employees. The fair value of the capital instruments granted is about $
                 3.7 million as at the grant date.

                 Under the plan, the options were issued to the offerees in accordance with the provisions of Section 102 of the Income Tax Ordinance under the Capital Track.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------


Note 3 - Additional Information (cont'd)

        (4) During the period of the report, NIS 4,493 thousand par value debentures (Series A) were converted into 471 thousand of the Company's ordinary shares of NIS 1 par value. Furthermore, in the current period $ 13,675 thousand par value of the debentures that were allotted in March 2004 in a private placement to institutional investors (hereinafter - "the Debentures") were converted into 3,011 thousand shares of the Company of a par value of NIS 1. As a result of the conversion, as stated, the Company's shareholders' equity increased by about $ 14.7 million.

        (5) On March 8, 2006, the Company's Board of Directors decided to make a change regarding the dividend distribution policy, such that commencing with the fourth quarter of 2005, a dividend will be distributed at the rate of 50% of the net earnings for the period.

                 In May 2006, the Company's Board of Directors resolved to distribute a dividend, in the amount of $ 28.8 million, to be paid on August 31, 2006.

        (6) On November 14, 2005, the Company's Board of Directors decided to adopt a policy according to which the Company will act to buy back its own shares in the amount of $150 million.

                 The decision of the Board of Directors provides different parameters for acquisition of the shares as stated above including, among others, acquisition in response to supply without creation of demand, limitations on the scope of daily acquisitions, price criteria and execution of off-market transactions.

                 The shares acquired will become dormant shares as long as they are held by the Company.

                 As at the balance sheet date, the Company holds 24,875,073 of its own shares, constituting approximately 5.4% of its total issued and paid-up share capital in the amount of $ 134 million.

                 Subsequent to balance sheet date, the Company's Board of Directors approved conclusion of the plan for self-purchase of shares following its completion.

Note 4 - Seasonality

     Sales of herbicide products are directly related to the agricultural seasons and the cyclical pattern of the growing seasons and, therefore, the Company's revenues are not spread evenly throughout the year. Countries located in the northern part of the globe are all characterized by the same timing of the agricultural seasons and, as a result, sales made by these countries are usually highest in February through April. On the other hand, in the southern part of the globe the seasonal trends are exactly the opposite and most of the local sales are concentrated in the months August through November, except for Australia where most of the sales are made in the months April through July. The Company's worldwide operations act to balance out the above-mentioned seasonal impacts, notwithstanding the fact that most of the Company's sales are made in the earth's northern section.

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